================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        MARCH                                     2006
                         -------------------------------------    --------------
Commission File Number   000-23464
                         -------------------------------------    --------------

                                Hummingbird Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F                   Form 40-F  X
                        ----------------            ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                             No   X
                  ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________


================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 News Release dated March 1, 2006 ("HUMMINGBIRD HONORS TOP PARTNERS FOR 2005")
         2 News Release dated March 7, 2006 ("TARRANT REGIONAL WATER DISTRICT TIES CONTENT MANAGEMENT TO GIS WITH HUMMINGBIRD ENTERPRISE(TM) FOR ESRI")
         3 News Release dated March 9, 2006 ("HUMMINGBIRD ANNOUNCES NEW SEMINAR SERIES FOR CONTRACT MANAGEMENT:MANAGING BUSINESS, CUSTOMER AND VENDOR RELATIONSHIPS")
         4 News Release dated March 17, 2006 ("HUMMINGBIRD ANNOUNCES APPOINTMENT OF NEW AUDIT COMMITTEE MEMBERS") 5 News /Release dated March 20, 2006 ("INDEPENDENT RESEARCH FIRM CITES HUMMINGBIRD AS A STRONG PERFORMER IN THE CONTRACT LIFE-CYCLE MANAGEMENT MARKET SEGMENT")
         6 REPORT ON VOTING RESULTS OF HUMMINGBIRD LTD. ANNUAL MEETING OF SHAREHOLDERS MARCH 3, 2006

                                                                      DOCUMENT 1

[HUMMINGBIRD GRAPHIC OMITTED]



                    Hummingbird Honors Top Partners for 2005
LogicaCMG named "Partner of the Year"; SC Foster named "New Partner of the Year"

Toronto - March 1, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the awards for its top partners in 2005, presented recently at the Company's worldwide user conference, Summit 2006, held in Miami, Florida.

The awards acknowledge partners for their innovative implementations of customer solutions, notable sales achievements and their ongoing commitment to new business development and marketing initiatives for Hummingbird Enterprise(TM).

Partner of the Year - LogicaCMG
LogicaCMG provides management and IT consultancy, systems integration and outsourcing services to clients across diverse markets including telecoms, financial services, energy and utilities, industry, distribution and transport and the public sector. LogicaCMG has successfully partnered with Hummingbird in Australia and generated substantial business in 2005 through joint sales and marketing initiatives. Recent wins include the Australian State of Queensland Whole of Government Electronic Document and Records Management System (eDRMS) and Queensland's selection of Web content management software from RedDot Solutions (a wholly owned subsidiary of Hummingbird Ltd).

"This award acknowledges the quality of the partnership between LogicaCMG and Hummingbird. Electronic records management systems benefit organizations by improving operational efficiency and ensuring compliance with governance regulations," said Colin Holgate, CEO, LogicaCMG in Australia. "LogicaCMG in Australia is developing a strong track record in delivering electronic records management through its partnership with Hummingbird and we anticipate continued growth."

New Partner of the Year - SC Foster
SC Foster is a leading management and technology services organization headquartered in Wilmington, Delaware. SC Foster teamed up with Hummingbird to help generate new business, conducting various activities jointly with Hummingbird's sales and marketing teams which lead to numerous opportunities and produced revenue in fiscal 2005.

Recognized for their outstanding performance with Hummingbird Enterprise technologies and solutions in 2005, several top partners received awards in the following categories.

Customer Success - Epicor Software
Epicor is the exclusive partner for Hummingbird in Romania. The Ministry of Defense in Romania was looking for a solution that would support organizational operations when Romania Armed Forces joined NATO. Epicor Romania was chosen because, together with Hummingbird, they provided a solution that could meet not only the functional standards required but also the requirements related to security and access levels. This solution will be deployed during the coming months to 750 users across the organization and it is expected to have a major impact in gaining control of the large amount of content at the Ministry of Defense.

Innovation - EMPRISE Software + Consulting GmbH
The EMPRISE Group provides services and consulting in the field of information technology and develops industry and company-specific solutions designed to optimize work processes. EMPRISE Software has been recognized for the innovative implementation of RedDot CMS and Hummingbird Enterprise(TM) Webtop at worldwide client, Sysmex Corporation in Hamburg, a market leader in the development and implementation of health IT products and services for clinical laboratories, hospitals and healthcare organizations worldwide.

Cooperation - EIM International and Matrix Logic Corporation
Longstanding Hummingbird customer, Clifford Chance, awarded EIM International and Matrix Logic Corporation the contract to undertake the large and time-intensive task of migrating their former document management system to Hummingbird Enterprise DM across all of their North American offices. EIM and Matrix Logic provided all the resources necessary to perform the successful migration including business analysis and requirements definition, project management, technical staff and floor support. The two companies demonstrated a true example of cooperation between partners.

EIM International is a leading provider of information and document management solutions, servicing customers throughout North America and around the world.

Matrix Logic Corporation specializes in document and knowledge management software deployment and integration and provides training, custom development, implementation, consulting and support services.

Sales Achievement - Americas: SRA International; Asia-Pacific/New Zealand:
LogicaCMG; Europe, Middle East and Africa (EMEA):  Unisys

"Our partners are critical to our success in delivering innovative, high value solutions to benefit our customers, and we value our relationships," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Combining our partners' consulting, product development, integration and domain expertise with Hummingbird's industry-leading ECM platform and line of business solutions allows our joint customers to implement content lifecycle management solutions to improve efficiency, mitigate risk, reduce costs, and gain a competitive advantage."

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 2

[HUMMINGBIRD GRAPHIC OMITTED]


             Tarrant Regional Water District Ties Content Management
             -------------------------------------------------------
                 to GIS with Hummingbird Enterprise(TM) for ESRI

         Hummingbird integrated solution bridges the gap between content management and GIS to provide a simple, unified interface to all map-related information

Toronto - March 7, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Tarrant Regional Water District
(TRWD) has successfully deployed Hummingbird Enterprise(TM) for ESRI - the Hummingbird integrated content management and GIS solution. The unified Hummingbird Enterprise and GIS system supports seamless integration with key business applications at TRWD, enabling users to respond to a larger set of information faster, easier, and more accurately, strengthening organizational decision making capabilities.

Based in North Central Texas, TRWD supplies raw water to over 30 customers in 10 counties through hundreds of miles of pipelines and dozens of pumping stations. Water District representatives estimate that this translates into a geographic component in at least 80 percent of its documents and records. With countless documents associated with building and maintaining such a large enterprise, it is imperative that the document management (DM) system and geographic information system (GIS) can seamlessly integrate into one comprehensive structure.

Hummingbird Enterprise for ESRI bridges the gap between content management and ESRI's ArcIMS GIS software to provide a convenient interface to all relevant content related to any asset managed through spatial data systems. Users at TRWD are able to call up a map, click on a parcel of land and immediately view relevant documents associated with that parcel, such as sale and purchase agreements for property or easements, letters of agreement, warranties, deeds and other related records. Being able to go back and forth seamlessly between the systems is saving users a significant amount of time, improving productivity.

"This district is a good example of a smart approach to technology implementation. We accomplish a lot by leveraging technology and this project is just the next big step in that direction," said Skip Krause, IT Manager for Tarrant Regional Water District. "I believe that the integrated DM and GIS solutions are the only effective way for government agencies to deal with the raft of regulatory challenges that they face and will continue to face into the future."

ESRI's ArcIMS software was put in place first and then TRWD short-listed three vendors for the DM system. Hummingbird partner, 5280 Solutions, proposed an integrated solution that included Hummingbird Enterprise, Farragut Systems' DOC-Locator and Kofax Ascent Capture.

Farragut Systems, a full service GIS and System Integration company, developed the integration components for the Hummingbird Enterprise for ESRI solution, ensuring a stable and interoperable system that will improve and simplify internal processes at the Water District.

"It was hands down. No one else came close in the final review," added Krause. "Hummingbird clearly has the most complete, proficient interface, and they were the only ones that demonstrated a GIS-compatible solution that matched what we were looking for."

5280 Solutions provided TRWD with the assessment, design, installation, and training of the Hummingbird solution and will provide ongoing consulting and support services for upcoming projects.

Comprehensive Lifecycle Management of Paper and Electronic Records
In the Water District's records management office, Hummingbird Enterprise has drastically reduced the number of copies of any particular document floating about the organization; has helped manage document retention and lifecycle issues more effectively, and has enabled the records manager to respond more effectively to management's requests for documentation. During litigation, it allows the Water District to develop quicker and more accurate responses. It also reduces storage space required for paper documents, and offers a big picture of the district's record holdings.

Furthermore, it allows people in satellite offices and other remote locations to cut travel time since everyone can access all the documents needed for meetings straight from the content repository.

"Hummingbird Enterprise for ESRI simplifies access to information by leveraging the language of geography," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "Linking GIS data with all of the information that Tarrant Regional Water District needs to run its business extends the value of its assets and information. We are pleased to see the Hummingbird GIS solution is helping the Water District to become more cost efficient, responsive, and compliant to ever growing regulatory pressures."

To learn more about its Hummingbird Enterprise for ESRI deployment, please visit the Hummingbird Web site to read the Tarrant Regional Water District success story.

About the Tarrant Regional Water District
The Tarrant Regional Water District is a political subdivision of the State of Texas providing raw water resources to more than 30 different customers in the North Central Texas area, including the cities of Fort Worth, Arlington, Mansfield and the Trinity River Authority of Texas. In addition to supplying quality water to its customers, the Water District also provides vital flood control along the banks of the Trinity River, preserves and protects the environment and enhances recreational opportunities for the public. The Water District, led by a publicly elected five-member board, has built and maintains four reservoirs, 150 miles of water-transport pipelines, lake-level and water-quality gauges, 27 miles of floodway levees, a 260-acre wetland water reuse study project, pumping stations and the Trinity River Trails.

About ESRI
Since 1969, ESRI has been giving customers around the world the power to think and plan geographically. The market leader in GIS, ESRI software is used in more than 300,000 organizations worldwide, including each of the 200 largest cities in the United States, most national governments, more than two-thirds of Fortune 500 companies, and more than 5,000 colleges and universities. ESRI applications, running on more than one million desktops and thousands of Web and enterprise servers, provide the backbone for the world's mapping and spatial analysis. ESRI is the only vendor that provides complete technical solutions for desktop, mobile, server, and Internet platforms. Visit us at www.esri.com.

About 5280 Solutions
Headquartered in Denver, Colorado, 5280 Solutions is a premier provider of IT products and full-service technical consulting, with three core areas of business: student loan software solutions, technical consulting services and content management/records management and imaging. 5280 Solutions is an industry leader that provides expertise in information management technologies by designing, integrating, implementing, and supporting the complete integrated solutions. The Company has a proven track record of demonstrated success in effectively managing the implementation of diverse enterprise solutions, including portals, document management, document imaging, capture technologies, COLD / ERM, workflow, and electronic forms. For more information, visit: www.5280solutions.com.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:


Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2263
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                      Document 3

[HUMMINGBIRD GRAPHIC OMITTED]

        Hummingbird Announces New Seminar Series for Contract Management:
              Managing Business, Customer and Vendor Relationships

      Seminar offers insights into how organizations can proactively manage contracts to maximize business benefits and minimize associated risks

Toronto - March 9, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it will host a series of executive seminars this month entitled: Contract Management: Managing Business, Customer and Vendor Relationships. The complimentary breakfast seminars will be held in three different cities in the U.S., beginning March 16th, 2006.

Contracts between organizations define their economic relationships and form the basis for managing and controlling costs. To manage the contracts effectively, organizations need to understand the risks, obligations and benefits associated with each contract across the entire lifecycle - from creation to negotiation through ongoing maintenance.

Seminar attendees will gain an understanding of contract management trends and learn how an integrated contract management software solution can help organizations reduce operational costs, shorten negotiation cycles and strengthened compliance with internal and external policies to ultimately strengthening the critical business, customer and vendor relationship.

"The ineffective control and management of contracts is costing enterprises billions of dollars every year," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "A contract management solution that manages and tracks contracts across the entire lifecycle provides organizations with the ability to maximize business benefits, minimize associated risks and help meet compliance requirements."

The complimentary seminars will take place on the following dates and locations:

                  March 16 - Philadelphia, PA - Omni Hotel
                  March 21 - Providence, RI - Hotel Providence
                  March 23 - Hartford, CT - The Goodwin Hotel

For more information, or to register for a seminar, please visit:
http://wwww.hummingbird.com/mailers/cmseminar06.html

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.


About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 4

[HUMMINGBIRD GRAPHIC OMITTED]


        Hummingbird Announces Appointment of New Audit Committee Members

Toronto - March 17, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and network connectivity solutions, today announced the appointment of John A. MacDonald and John B. Wade III to the Company's Audit Committee. Messrs. MacDonald and Wade replace Mark D. Spitzer and Jack Langer who retired from the Company's Board of Directors and Audit Committee effective March 3, 2006.

Nasdaq's Marketplace Rule 4350(d)(2) ("the Rule") requires that the Company have an audit committee comprised of at least three independent members. Between March 3, 2006 and March 14, 2006, Stephen A. Crane served as the only member of the Company's Audit Committee. On March 16, 2006, the Company received a letter from The Nasdaq Stock Market noting that for the brief period between March 3 and March 14, the Company was not in compliance with the Rule, but that following the appointment of Messrs. MacDonald and Wade to the Company's Audit Committee the Company had regained compliance with the Rule. The Nasdaq letter further states that the matter is now closed.

In addition to the appointment of John A. MacDonald and John B. Wade III, Stephen A. Crane has been appointed as Chairperson of the Company's Audit Committee. All members of the Audit Committee are 'independent' and 'financially literate' and Mr. Crane is considered an 'audit committee financial expert', each within the meaning of applicable SEC and OSC rules.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.
Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com For further information, please contact:
Inder Duggal                                      Dan Coombes
Chief Financial Officer                           Director, Investor Relations
Hummingbird Ltd.                                  Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                       Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                      daniel.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2623
michele.stevenson@hummingbird.com

                                                                      Document 5

[HUMMINGBIRD GRAPHIC OMITTED]

    Independent Research Firm Cites Hummingbird as a Strong Performer in the
                 Contract Life-Cycle Management Market Segment

         Research report evaluates leading vendors in emerging contract life-cycle management market

Toronto - March 20, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that it was named a "Strong Performer" in the Forrester Wave(TM): Contract Life-Cycle Management, Q1 2006, Forrester Research Inc. March 10, 2006. A new entrant in this report, Hummingbird was ranked a Strong Performer as a result of a comprehensive evaluation methodology that compares product functionality, strategy and market presence with other vendors in the space.

Hummingbird's industry-leading contract lifecycle management offering, Hummingbird Enterprise(TM) for Contract Management, was reviewed by Forrester and received high scores in contract repository, negotiation, optimization and integration, as well as extensive linguistic support and overall product strategy categories of the report.

In Forrester's Contract Life-Cycle Management Vendor Scorecard: Hummingbird, Forrester Research Inc. March 10, 2006, Forrester provides the following summary of the key competitive strengths of Hummingbird Enterprise: "Hummingbird's product strategy for its contract management product is very competitive, with strengths in its flexible pricing models, future enhancement plans and its technology partnerships." Additionally, the report stated that, "Hummingbird Enterprise is a good fit for companies that want truly integrated contract and content management. Hummingbird is well-positioned to meet this demand, thanks to its heritage in both ECM and BI tools. They now combine with the vendor's new contract management solution, which can only improve with time."

"We are pleased that Hummingbird Enterprise for Contract Management has gained significant traction and has been recognized for its strong performance in the marketplace," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "The Forrester Research analysis of the contract life-cycle management market segment validates our strategy of offering full support for all contract management lifecycle stages so organizations can more effectively manage contractual terms and obligations, while reducing risk and meeting regulatory compliance requirements."

The Forrester Wave is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings and comments. Forrester does not endorse any vendor, product or service depicted in the Forrester Wave. Information is based on best available resources. Opinions reflect judgment at the time of publishing and are subject to change. Forrester Wave is copyrighted by Forrester Research Inc. Forrester and Forrester Wave are trademarks of Forrester Research Inc. For the full Forrester Wave(TM) report:
"Contract Life-Cycle Management, Q1 2006," please visit: http://www.forrester.com/.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                      Document 6

                                HUMMINGBIRD LTD.

                         ANNUAL MEETING OF SHAREHOLDERS

                                  March 3, 2006

                            REPORT ON VOTING RESULTS



The Chairman declared that the shareholders ratified the election of directors:

                    For:             12,108,798        69.512%
                    Withheld:             8,197         0.047%
                    Total:           12,116,995        69.559%

The Chairman declared that the shareholders ratified the appointment of Deloitte & Touche LLP, as auditors of the Corporation and authorization of the directors to fix their remuneration.

                    For:             12,110,184        69.520%
                    Withheld:             7,230         0.041%
                    Total:           12,117,414        69.561%

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      HUMMINGBIRD LTD.
                                         ---------------------------------------
                                                        (Registrant)

Date:   April 3, 2006                    By: /S/ INDER DUGGAL
        -------------------------            -----------------------------------
                                             Name:  Inder P.S. Duggal
                                             Title: Chief Financial Officer,
                                                    Secretary and Treasurer